Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2012	2011
Earnings:
Pretax income (loss) excluding income or loss from equity investments	$(651,032)	$60,890
Adjustments:
Fixed charges	248,669	212,985
Distributed income from equity investments	5,342	14,188
Capitalized interest, net of amortization	(8,666)	2,381
Arch Western Resources, LLC dividends on preferred membership interest	29	(76)
Total earnings	$(405,658)	$290,368
Fixed charges:
Interest expense	$229,210	$154,523
Capitalized interest	11,266	548
Bridge financing costs related to ICG	—	49,490
Arch Western Resources, LLC dividends on preferred membership interest	(3)	76
Portions of rent which represent an interest factor	8,196	8,348
Total fixed charges	$248,669	$212,985
Total fixed charges and preferred stock dividends	$248,669	$212,985

Ratio of earnings to combined fixed charges and preference dividends	N/A	1.36

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.